UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 3 April 2023 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Non Regulatory Reach Announcement dated 18 April 2023 entitled ‘CDP AND VODAFONE JOIN FORCES TO INCENTIVISE SUPPLIER SUSTAINABILITY’.

RNS Number : 0004V

Vodafone Group Plc

03 April 2023

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc ("Vodafone") hereby notifies the market that, as at 31 March 2023:

Vodafone's issued share capital consists of 28,818,256,058 ordinary shares of US$0.20 20/21 of which 1,825,691,429 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,992,564,629. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 5000W

Vodafone Group Plc

18 April 2023

18 April 2023

CDP AND VODAFONE JOIN FORCES TO INCENTIVISE SUPPLIER SUSTAINABILITY

•	New programme unlocks preferential supply chain financing rates to suppliers that score highly against environmental performance criteria
•	CDP to encourage industry-wide adoption of the model, persuading even more suppliers to report on environmental performance and reduce carbon emissions

Some of the world's largest telecoms suppliers are now able to access preferential supply chain financing rates for disclosing emissions data and operating their businesses more sustainably.

CDP, a global not-for-profit organisation that runs the global environmental disclosure system helping financial institutions, companies, cities, states and regions to measure and manage their environmental impact, has joined forces with Vodafone by developing a framework to encourage suppliers to reduce their own carbon emissions.

Vodafone already asks suppliers to agree to achieving various environmental, social and governance (ESG) targets across areas like health and safety, diversity and the environment as part of its responsible supply chain commitments. In addition, some suppliers also complete an annual CDP survey that scores them on environmental performance.

CDP and Vodafone have jointly developed a framework consisting of 12 criteria from that survey - relating specifically to greenhouse gas emissions in the supply chain - as the basis for a new environmentally-linked supply chain finance programme. Vodafone suppliers will be invited to share their environmental performance score with their supply chain financing provider, and in doing so will have the opportunity to receive preferential financing rates based on their ranking.

The framework will initially be offered to suppliers, taking advantage of Vodafone's supply chain finance programme through Citi, and Vodafone will open the framework to a wider variety of suppliers and their supply chain financing providers later this year.

Vodafone believes the preferential supply chain financing rates will encourage suppliers to submit data on their environmental performance, reduce their carbon emissions overall, and ultimately contribute towards the Group's Scope 3 emissions targets (reducing emissions that aren't directly produced by the company, but are linked to its business activity). 1

In future, CDP plans to make a template of the framework available to other players in the telecoms sector, with a view to driving industry-wide adoption of the model.

- ends -

For further information: Media Contact CDP Toyosi Adebayo toyosi.adebayo@cdp.net Vodafone Group
Media Relations
GroupMedia@vodafone.com

About CDP

CDP is a global non-profit that runs the world's environmental disclosure system for companies, cities, states and regions. Founded in 2000 and working with more than 740 financial institutions with over $130 trillion in assets, CDP pioneered using capital markets and corporate procurement to motivate companies to disclose their environmental impact, and to reduce greenhouse gas emissions, safeguard water resources and protect forests.

Nearly 20,000 organizations around the world disclosed data through CDP in 2022, including more than 18,700 companies worth half of global market capitalization, and over 1,100 cities, states and regions. Fully TCFD aligned, CDP holds the largest environmental database in the world, and CDP scores are widely used to drive investment and procurement decisions towards a zero carbon, sustainable and resilient economy.

CDP is a founding member of the Science Based Targets initiative, We Mean Business Coalition, The Investor Agenda and the Net Zero Asset Managers initiative.

Find out more via www.cdp.net or follow us on twitter @CDP.

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 20 countries, and partners with mobile networks in 47 more. As of 31 December 2022, we had over 330 million mobile customers, more than 28 million fixed broadband customers, and 21 million TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting over 155 million devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrated its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 58 million people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities. Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance. We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

1 Vodafone Scope 3 emissions targets: www.vodafone.com/sustainable-business/our-purpose-pillars/planet/reducing-scope-3-emissions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 2, 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary